April 28, 2005

Mr. Roger Baer
Mining Engineer
Division of Corporate Finance, Stop 0405
SECURITIES AND EXCHANGE COMMISSION
450 5th St., NW
Washington, DC 20549-0405

Re: Capital Gold Corporation Registration Statement on Form SB-2; SEC File No. 333-123216

Dear Mr. Baer:

Pursuant to comment No. 5 (Engineering Comments) in the April 8, 2005 comment letter from the Securities and Exchange Commission to Capital Gold Corporation (the “Company”), I am delivering, on a supplemental basis, the August 8, 2003 El Chanate Gold Mine Feasibility Study prepared by M3 Engineering of Tucson, Arizona (the “Feasibility Study”). As we discussed, the Feasibility Study is contained on the enclosed CD-ROM.

There are three volumes to the Feasibility Study included on the CD-ROM as follows:
Volume I: Executive Summary	Volume II (Appendices): Geology and Mining
Volume II: Geology and Mining	Volume III: Process, Infrastructure and Financials

 In addition to the CD-ROM, I am enclosing four folded table size maps and a printed version of the Executive Summary. The enclosed maps are:
General location map scale 1:30,000
Topography & property map scale 1:50,000
Drill hole location map 1:2,500 scale; and
Drill hole gold grade map scale 1:2,500

To assist you in your review of the Feasibility Study, please note that information with regard to the bullet points in comment No. 5 can be found on the following pages of the Feasibility Study:

Comment	Volume;Chapter;Page Nos.

Property and geologic maps	Vol I; pg 10; also see maps folded separately
Description of your sampling and assaying procedures	Vol II; Ch 3; pg 16
Drill-hole maps showing drill intercepts	Vol II; Figures 3-2, 3-20, 3-21, 3-22,and see folded map.
Representative geologic cross-sections and drill logs	Vol II; Figures 3-25, 3-26, 3-27, and see drill logs on CD-ROM

Description and examples of your cut-off calculation procedures	Vol II; Ch 4; pg 3
Cutoffs used for each category of reserve and any resources	Vol II; Ch 4; pgs 2 & 3
Justifications for the drill hole spacings used at various classification levels	Vol II; Ch 3; pgs 14, 50-52
A detailed description of our procedures for estimating “reserves” and “resources,” if developed	Vol II; Ch 3; pgs 4 -72

Copies of pertinent engineering and geological reports, and feasibility studies or mine plans (including cashflow analyses) concerning your property that are needed to establish the existence of reserves as defined in Industry Guide 7

Vol II; Ch 4; pgs 1-32 & Vol III; Ch 15; pgs 1-7

Independent Mining Consultants in Tucson, Arizona determined the reserves and resources and you should feel free to contact:
Mr. Herb Welhener
Vice President and Principal Mining Engineer
Independent Mining Consultants, Inc.
2700 E. Executive Drive, Suite 140
Tucson, AZ 85706

Phone: (520) 294-9864
Fax: (520) 294-9865

If you have any questions or need additional information, please do not hesitate to call me at (303) 526-5100.

Very truly yours,
CAPITAL GOLD CORPORATION

/s/ Roger A. Newell
Roger A. Newell, Ph.D.
Vice-President of Development Enclosures